October 10, 2006

BY EDGAR and OVERNIGHT DELIVERY

Mr. James A. Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

Mail Stop 3561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Saks Incorporated
Form 10-K for Fiscal Year Ended January 28, 2006
Form 10-Q for Fiscal Quarter Ended April 30, 2006
Form 10-Q for Fiscal Quarter Ended July 30, 2006
File No. 1-13113

Dear Mr. Allegretto:

I refer to the comment letter, dated September 27, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the annual report of Saks Incorporated (the “Annual Report”) filed on Form 10-K for the fiscal year ended January 28, 2006 and the quarterly reports of Saks Incorporated (the “Company”) filed on Form 10-Q for the first and second quarter of fiscal 2006.

I have set forth below the Company’s response to the Staff’s comments contained in the Comment Letter. For ease of reference, I have repeated the Staff’s comments in bold text preceding each of the Company’s responses.

Form 10-K for Fiscal Year Ended January 28, 2006

Item 9A.	Disclosure Controls and Procedures, page 42

1.

We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met”. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal

750 Lakeshore Parkway, Birmingham, AL 35211.205-940-4000

financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

With respect to Disclosure Controls and Procedures, we have not included any reference to a reasonable assurance level. The Company’s current disclosure in Management’s Report On Internal Control Over Financial Reporting states as follows: “The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America”. Based on this disclosure, we do not believe a revision is required.

2.	Please note that the evaluation date for disclosure controls is “as of the end of the period” covered by the quarterly or annual report and not as of a particular date. Revise revise accordingly. See Item 307 of Regulation S-K.

Pursuant to Item 307 of Regulation S-K, the Company noted the evaluation date for disclosure controls was as of January 28, 2006, which is the same date as the “end of the period”. In future filings we will use “end of the period” language verses the actual date of our fiscal year end.

Certifications of Principal Executive and Financial Officers, Exhibits 31.1 and 31.2

3.	Please tell us why Mr. Kevin Wills is signing your filings on Form 10-K and 10-Q and providing Certifications as your principal financial officer. We note that Mr. Douglas Coltharp is listed as Executive Vice President and Chief Financial officer on Page 11 and in your proxy filing.

Mr. Wills serves as the Company’s Executive Vice President of Finance and Chief Accounting Officer and has responsibility for all accounting and financial reporting matters. The Company believes that the functions performed by Mr. Wills or under his supervision are the functions performed by a “principal financial officer”. Mr. Coltharp has no responsibility for accounting or financial reporting matters.

Additionally, Mr. Wills reports directly to the Company’s Chief Executive Officer and to the Chairman of the Company’s Audit Committee.

4.	Please revise to eliminate reference to the titles of your principal executive and principal financial officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Their titles should only appear after their names and signatures at the bottom of the certifications. Please make this change in your revised Form 10-Qs for the fiscal periods ended April 30, 2006 and July 30, 2006 as well.

The current exhibits inadvertently included the titles of the principal executive and principal financial officers in the introductory paragraph. In future filings we will eliminate the reference to titles in the introductory paragraph.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

5.	Please expand your accounting policy on gift cards to indicate whether the cards have expiration dates and your basis for recognizing income, if any, on cards not redeemed. Also, disclose the financial statement line items that include revenue and/or income from gift certificates. Show us what your disclosure will look like revised.

The Company will prospectively expand its disclosure regarding the accounting for gift cards. The following is the disclosure that we plan to add to Note 2, Summary of Significant Accounting Policies in future filings.

Gift Cards

The Company sells gift cards with no expiration dates. At the time gift cards are sold, no revenue is recognized; rather a liability is established for the value of the card. The liability is relieved and revenue is recognized when the gift cards are redeemed by the customer for merchandise. The liability for unredeemed gift cards aggregated $46.9 million, and $51.0 million at January 28, 2006 and January 29, 2005, respectively.

Outstanding gift cards may be subject to state escheatment laws. The Company periodically evaluates unredeemed gift cards and if a determination is made that it is remote that the gift card will be redeemed and if it is determined that the gift card is not subject to escheatment, then the Company will reverse the unredeemed liability. The reversal amounts reflected in cost of sales were $.4 million and $2.0 million in 2004 and 2003 respectively.

Note 3. Restatement of Previously Issued Financial Statements, page F-16

6.	In note 3, you disclosed that there was an error in the previous restatement of your consolidated financial statements contained in the 2004 Annual Report on Form 10-K and that you restated your financial statements to correct this error. Please tell us what consideration you gave to filing an Item 4.02 Form 8-K with regard to this restatement. Since you did not file a Form 8-K for this restatement, please tell us how you determined that the previously issued financial statements could continue to be relied upon. Please refer to SAB 99 in preparing your response.

As disclosed on Note 3 to the financial statements on page F-16 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 20 and 21, the Company discovered an error in its prior-period financial statements. At the time the error was discovered, management immediately initiated an assessment including a SAB 99 analysis, of the financial impact of the error for purposes of determining if the previously issued financial statements could continue to be relied upon.

In conducting its assessment the Company utilized the principles and framework outlined in SAB 99, to assess the quantitative and qualitative impact of the error. As described in Note 3 on page F-16 and on pages 20 and 21, the error had no impact ($0) on the consolidated statements of income, earnings per share, or cash flows for any year presented (fiscal year 2001, which is the last year presented in the five year historical financial table on page 18, was impacted by only $200,000). The impact to the Company’s balance sheet financial line items was less than 5% for each year presented except for the accrued expenses line item in which the annual error was in the 6% to 7% range.

From a qualitative perspective the error had no impact on earnings or trends, did not impact the Company’s earnings compared to analyst expectations, did not change a loss into income and did not impact the Company’s compliance with any regulatory or loan-covenant requirements. Additionally, the Company evaluated other qualitative factors that it believed the investing public might reasonably consider relevant, including the Company’s cash position, inventory levels, debt levels and associated debt ratios and determined the error had no impact on these items.

Based on the SAB 99 review, the Company concluded the impact of the error to the prior period financials was immaterial from both a qualitative and quantitative perspective and accordingly an Item 4.02 Form 8-K was not required.

Note 4. Proprietary Credit Card Receivables, page F-16

7.	Please tell us how you account for revenue from your agreements with HSBC relating to compensation you receive for providing customer service functions including new account opening, transaction authorization, billing adjustments and customer inquires, along with the related costs. Please tell us specifically how you earn compensation under the agreement and what services you are required to provide. We note from your disclosure on Page 4 that you seek to expand the number and use of your proprietary credit cards by, among other things, providing incentives to your sales associates to open new credit accounts, providing discounts on initial and subsequent purchases to customers who open accounts and by providing ongoing special promotional events and loyalty programs that reward customers for frequency and volume of proprietary charge card usage. Please explain how you account for these programs as well. Provide your basis in GAAP for your accounting and tell us where these amounts are reflected in your financial statements.

On April 15, 2003, the Company sold its owned proprietary credit card portfolio to HSBC and, pursuant to the terms of the sale, entered into a ten year agreement to provide certain services to HSBC. As disclosed in Note 4 on Page F-16 all components of revenue and expense (except depreciation) associated with the HSBC agreement are included as a component of Selling, General and Administrative (SG&A) costs.

As disclosed in Note 4 on page F-16, the Company provides customer service functions to include new account openings, transaction authorization, billing and customer inquiries. The costs of providing these services is offset by monthly compensation received from HSBC which is based on a fee per active account. The Company also receives an annual marketing contribution from HSBC which is utilized for the marketing of the proprietary credit cards. The marketing contribution is accounted for as prepaid marketing and is recognized as an expense reduction as the costs of marketing are incurred.

The Company maintains stores that are properly merchandised and staffed which leads to ongoing sales on the proprietary credit card which enables HSBC to earn monthly income based on the customers outstanding balances. In order to reimburse the Company for costs associated with providing these services, the Company receives monthly payments equal to a percentage of the finance charge income earned by HSBC on the outstanding customer balances.

Lastly, in connection with the April 15, 2003 disposition of the proprietary credit card portfolio to HSBC, the Company deferred a portion of the total gain related to the on-going relationship under the ten-year program agreement. The deferred gain is recognized ratably over the ten-year term of the program agreement.

As disclosed on page 4 of the Form 10-K, the Company provides incentives to sales associates to encourage customers to open a new proprietary credit card account. The amount paid to sales associates is a flat fee per new account opening and is reflected in SG&A. Customers who open a new proprietary credit card account receive a discount on their first purchase normally of 10%. The first purchase discount is accounted for as a markdown at the time of sale and reflected in Cost of Sales (COS).

Periodically, the Company will offer unique promotional events for its proprietary cardholders and the costs associated with promotional discounts related to these events are recognized as markdowns at the time of sale and included in COS. Customers in the Company’s loyalty program earn rewards based on the spending levels during the annual program period. The Company recognizes a charge to COS throughout the annual program period equal to the estimated cost of the merchandise that customers will receive when the rewards are redeemed.

Form 10-Qs for the Fiscal Periods Ended April 30, 2006 and July 30, 2006

Item 4.	Controls and Procedures, page 51

8.	Please revise to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting. Refer to Item 308 (c) of Regulation S-K.

There were no changes in the Company’s internal controls over financial reporting during the quarters ended April 30, 2006 and July 30, 2006 however, the statement below was inadvertently omitted.

In future filings we will include a statement regarding the impact on the Company’s internal control over financial reporting associated with any changes. An example of the statement to be included in future filings would be as follows (assumes any changes had no material impact on internal controls):

“There were no changes in the Company’s internal controls over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Certifications of Principal Executive and Financial Officers, Exhibits 31.1 and 31.2

9.	We note you have not provided a rule reference in paragraph 4 for internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) in your Form 10-Qs. Please revise your Certifications to use the exact wording specified in Item 601(b)(31) of Regulation S-K.

The current Form 10-Q exhibits 31.1 and 31.2 inadvertently omitted the rule reference relating to internal control over financial reporting. This was unintentional as the disclosure should have been consistent with Exhibits 31.1 and 31.2 to Form 10-K for the fiscal year ended January 28, 2006 which complies with the wording as specified in Item 601(b) (31) of Regulation S-K.

In future filings we will conform the language to the specific wording in Item 601(b)(31). An example of the lead in to paragraph 4 to be included in future filings is as follows:

“The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

In responding to the Staff’s comments, the Company understands that it is responsible for the adequacy of the disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any preceding initiated by the Commission or any reason under the federal securities laws of the United States.

Please contact me at 205-940-4746 with any questions or if I can be of further assistance regarding the foregoing.

Very truly yours,

/s/ Kevin G. Wills
Kevin G. Wills
Executive Vice President
Chief Accounting Officer

CC:	Sondra Snyder, Division of Corporate Finance

Donna DiSilvio, Division of Corporate Finance

Steve Sadove, Chief Executive Officer, Saks Incorporated

Charles Hansen, Executive Vice President & General Counsel, Saks Incorporated